Via Facsimile and U.S. Mail
Mail Stop 4720

February 19, 2010

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **Hartford Financial Services Group, Inc.**
         Form 8-K filed February 16, 2010
         File No. 001-13958

Dear Mr. McGee:

         We have reviewed the above-referenced filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on February 16, 2010

1. You disclose that you entered into a letter agreement with Mr. Swift on February 14, 2010. Please advise us whether you intend to file this letter agreement with either your Form 10-K for the year ended December 31, 2009 or your Form 10-Q for the quarter ended March 31, 2010.

2. You disclose that your current Chief Financial Officer, Ms. Zlatkus, will assume the role of Chief Risk Officer. Please advise us whether you amended your employment agreement with Ms. Zlatkus. If this agreement was amended, please

Mr. Liam E. McGee
Hartford Financial Services Group, Inc.
February 19, 2010
Page 2

      amend your Form 8-K to describe the material terms and conditions of Ms. Zlatkus' amended agreement and advise us whether you intend to file this a copy of this amended agreement with either your Form 10-K for the year ended December 31, 2009 or your Form 10-Q for the quarter ended March 31, 2010.

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      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

                            Sincerely,

                            Jeffrey Riedler
                            Assistant Director